Exhibit 99.1

Genius Sports Acquires Spirable to Enhance Official Data-Driven Video Marketing Capabilities

Together, Genius Sports and Spirable will provide personalized cross-channel technology for data-driven and high-performing creative.

NEW YORK, NY and LONDON, UK August 17th, 2021 Genius Sports Limited (NYSE: GENI) (“Genius Sports” or “the Company”), the official data, technology and commercial partner that powers the ecosystem connecting sports, betting and media, announced today that it has entered into a definitive agreement to acquire Spirable, a leading creative performance platform. Transaction details have not been disclosed.

Spirable allows brands, agencies and rights holders to create, automate and optimize highly personalized content. The at-scale offering uses live and contextual data and AI to distribute content across the major digital media channels including Facebook, Twitter, YouTube and Snapchat. The SaaS platform is highly complementary to Genius’ existing media and advertising products, expanding the Company’s ability to deliver fans contextually relevant and personalized content.

The combination of Genius Sports’ official sports data, extensive network, and operational scale with Spirable’s highly innovative video platform will result in deeper engagement, higher performance, and lower cost of acquisition for partners.

Spirable’s customers will broaden Genius’ extensive global brand network, adding household names such as Spotify, Coca-Cola, Unilever, Dominos, Diageo and Heineken. In addition, Spirable has established links with the sports and gaming sector, providing its services to businesses including DraftKings, Flutter, WynnBET, Betway, 888 Holdings, and Entain.

Using a single platform, Spirable enables advertisers to deliver data, video and AI driven content across all digital media channels for sectors such as:

•	Betting: live odds display ads on social and in-venue screens powered by official data

•	Brands and sponsors: capture fans interest at key moments with contextually relevant in game creative

•	Rights holders: personalized fan videos, automated social posting and dynamic ticketing ads

•	Broadcast and OTT: live data video overlays and sponsor activation

“With the increasing convergence of sports, betting and media, personalized video advertising has become an essential requirement to attract, engage and acquire customers,” said Mark Locke, CEO of Genius Sports. “We are delighted to add Spirable’s specialist capabilities to our rapidly expanding suite of fan engagement tools, combining official data feeds across hundreds of competitions with fully immersive video content.”

“The sports sector has always been at the pinnacle of advertising and marketing, and more than ever brands are looking to maximize their engagement with fans before, during and after events,” said Ger O’Meara, CEO of Spirable. “Over the past six years, our talented team has helped change the way brands create, scale and optimize creative to reach their customers. Together with Genius Sports, we will work to offer more valuable real-time content that will increase fan interaction and retention.”

Macfarlanes LLP acted as lead lawyers to Genius Sports on the acquisition.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports organizations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

About Spirable

Spirable is a Creative Performance Platform that empowers brands and agencies to create, automate, distribute and optimise data-driven creative—across social, programmatic and CRM channels.

Spirable combines easy to use dynamic templates, live and contextual data and creative AI, to produce the most attention-grabbing and relevant video marketing—achieved in an automated, scalable and efficient way. Spirable works with hundreds of leading brands across 50 countries and is a Facebook, Twitter, and Snap Marketing Partner. Please visit Spirable.com for more information.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated financial impacts of the acquisition of Spirable. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to recognize the anticipated benefits of the acquisition of Spirable, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (2) costs related to the acquisition of Spirable; (3) changes in applicable laws or regulations; (4) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (5) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC, including the Annual Report on Form 20-F.

Contacts

Media:

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Lauren Evans, Chief Marketing Officer

+44 7944 915 107

lauren@Spirable.com

Tristan Peniston-Bird / Charlie Harrison, The One Nine Three Group

+44 7772 031 886 / +44 7884 136 143

tristan.peniston-bird@the193.com / Charlie.harrison@the193.com

Investors:

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com